UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. ___)*

                    Under the Securities Exchange Act of 1934

                       Inverness Medical Technology, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    461268104
                                 (CUSIP Number)

                                  Lance Kravitz
                                   Perry Corp.
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 583-4000
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 17, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 461268104               SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Perry Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,844,600
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            NONE
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,844,600
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,844,600
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 461268104               SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. Perry
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,844,600 (all shares beneficially owned by Perry Corp.)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            NONE
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,844,600 (all shares beneficially owned by Perry Corp.)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,844,600
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     SECURITY AND ISSUER:

            This statement on Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Shares"), of Inverness Medical Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453

ITEM 2.     IDENTITY AND BACKGROUND:

            This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The address of Perry Corp.'s and Richard C. Perry's principal business and principal office is 599 Lexington Avenue, New York, NY 10022. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

            The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule B, which is incorporated herein by reference.

            During the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The Shares were acquired by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchases of the Shares was the working capital of such investment funds. The total purchase price for the Shares was $68,985,616.90.

ITEM 4.     PURPOSE OF TRANSACTION:

            The Shares were acquired for investment and proprietary trading purposes in the ordinary course of business by two or more private investment funds managed by Perry Corp. and were not acquired with the purpose or effect of changing or influencing control of the Issuer. Some of the Shares were acquired as part of the risk arbitrage activities of the investment funds managed by Perry Corp. Perry Corp. reviews its holdings of the Issuer on an ongoing basis. Depending on such review, and subject to the conditions below, Perry Corp. reserves the right to make additional purchases or sales of the Shares in the future. As the primary goal of Perry Corp. is to maximize the value of this investment, additional transactions will depend on various factors, including, without limitation, the price of the Shares, stock market conditions, and business prospects of the Issuer. Except as otherwise described herein, none of Perry Corp., Richard C. Perry or the persons listed on Schedule B have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) Perry Corp. is the indirect beneficial owner of 1,844,600 Shares, which constitutes approximately 5.7% of the Issuer's outstanding Shares, based upon 32,392,291 Shares outstanding as of August 10, 2001. Perry Corp. has sole power to vote and sole power to dispose of the 1,844,600 Shares. By virtue of his position as President, sole director, and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

            (c) Schedule A attached hereto lists all transactions in the Issuer's common stock within the 60 days prior to the date of the event which required the filing of this Schedule 13D.

            (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

            (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            Except for the arrangements described in Item 5(d) above, to the best knowledge of Perry Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A -- Agreement between Perry Corp. and Richard C. Perry to file this statement jointly on behalf of each of them.

      Schedule A -- List of purchases and sales of the Issuer's common stock by the private investment funds managed by Perry Corp. within 60 days of the event which triggered the filing of this
                    Schedule 13D.

      Schedule B -- Executive Officers and Directors of Perry Corp. (other than
                    Richard Perry).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PERRY CORP.

Dated: November 29, 2001
       New York, New York               By: /s/ Richard C. Perry
                                           -------------------------------------
                                            Name: Richard C. Perry
                                            Title: President

Dated: November 29, 2001
       New York, New York                   /s/ Richard C. Perry
                                           -------------------------------------
                                            Richard C. Perry

                                                                      SCHEDULE A

      All of the transactions in the Shares set forth below were made by the private investment funds for which Perry Corp. acts as a general partner and/or investment adviser within 60 days of the event which triggered the filing of this Schedule 13D. All were open market transactions.

      Date of transaction          Number of shares              Price per share
      --------------------------------------------------------------------------
      30-Jul-01                             150,000                    $36.95070
      31-Jul-01                             204,900                    $37.03160
      01-Aug-01                             160,800                    $37.15930
      03-Aug-01                               2,800                    $37.15000
      06-Aug-01                              40,100                    $37.14110
      07-Aug-01                              10,000                    $37.18700
      08-Aug-01                              25,000                    $37.17670
      09-Aug-01                              25,000                    $37.20920
      10-Aug-01                              15,600                    $37.25000
      15-Aug-01                               1,700                    $37.30000
      16-Aug-01                              15,000                    $37.30000
      17-Aug-01                              66,000                    $37.46430
      20-Aug-01                              76,500                    $37.54340
      22-Aug-01                              62,000                    $37.55000
      22-Aug-01                             159,700                    $37.59240
      23-Aug-01                              85,000                    $37.63460
      24-Aug-01                              66,900                    $37.78720
      27-Aug-01                              12,200                    $37.77660
      28-Aug-01                             105,800                    $37.74960
      29-Aug-01                             128,500                    $37.64150
      30-Aug-01                              50,000                    $37.60730
      31-Aug-01                              25,000                    $37.56700
      04-Sep-01                              25,000                    $37.56560
      05-Sep-01                              25,000                    $37.55000
      06-Sep-01                              29,600                    $37.50000
      07-Sep-01                              26,500                    $37.46680
      17-Sep-01                             250,000                    $36.98080

         Executive Officers of Perry Corp. (other than Richard C. Perry)

Name & Principal Occupation            Citizenship          Business Address
---------------------------            -----------          ----------------

Randall Borkenstein,                   USA                  c/o Perry Corp.
Secretary of Perry Corp.                                    599 Lexington Avenue
                                                            36th Floor
                                                            New York, NY 10022

William J. Vernon,                     USA                  c/o Perry Corp.
Managing Director and Chief                                 599 Lexington Avenue
Financial Officer of Perry                                  36th Floor
Corp.                                                       New York, NY 10022

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Inverness Medical Technology, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                        PERRY CORP.

Dated: November 29, 2001
       New York, New York               By: /s/ Richard C. Perry
                                           -------------------------------------
                                            Name: Richard C. Perry
                                            Title: President

Dated: November 29, 2001
       New York, New York                   /s/ Richard C. Perry
                                           -------------------------------------
                                            Richard C. Perry